MONROE FINANCIAL PARTNERS, INC.

Statements of Financial Condition
December 31, 2021 and 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-14045


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
                                     MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: Monroe Financial Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 N Riverside Plaza Suite 1620
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig Carlino	312.327.2530	ccarlino@monroefp.com
(Name)	(Area Code – Telephone Number)	(Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flaherty Salmin LLP
(Name – if individual, state last, first, and middle name)

2300 Buffalo Road, Bldg. 200	Rochester	NY	14624
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3623
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**





OATH OR AFFIRMATION

I, Craig Carlino, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Monroe Financial Partners, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature]
Notary Public

Patricia Michaloski
Notary Public State of New York
No. 01MI4968452
Qualified in Orleans County
Commission Expires June 25, 2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Flaherty Salmin CPAs
Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 fax 585 279-0166 www.fs-cpa.com
PrimeGlobal | An Association of Independent Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Monroe Financial Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Monroe Financial Partners, Inc. (a wholly owned subsidiary of Monroe Securities Holdings, Inc.) as of December 31, 2021 and 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of Monroe Financial Partners, Inc. as of December 31, 2021 and 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Monroe Financial Partners, Inc.'s management. Our responsibility is to express an opinion on Monroe Financial Partners, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monroe Financial Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Flaherty Salmin LLP

We have served as Monroe Financial Partners, Inc.'s auditor since 2002.

Flaherty Salmin LLP
Rochester, New York

February 25, 2022

MONROE FINANCIAL PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2021 AND 2020

ASSETS

	2021	2020
Cash	$ 81,890	$ 309,058
Receivable from Clearing Broker	420,076	270,409
Securities in firm account, at fair value	1,902,047	1,886,319
Other assets	91,124	98,514
Property and equipment, net	15,692	46,982
Restricted deposit with Clearing Broker	100,000	100,000
Operating lease right-of-use asset, net	98,356	68,708
Goodwill	4,783,873	4,783,873
Total assets	$ 7,493,058	$ 7,563,863

LIABILITIES AND SHAREHOLDER'S EQUITY

	2021	2020
Liabilities:		
Accounts payable and other liabilities	$ 138,522	$ 216,535
Securities sold but not yet purchased, at fair value	5,700	21,536
Operating lease liability	98,356	97,459
Total liabilities	242,578	335,530
Shareholder's equity:		
Common stock, par value $.02 per share; authorized 1,000,000 shares; issued and outstanding 383,888 shares	7,678	7,678
Capital in excess of par value	10,265,600	9,975,600
Retained (deficit)	(3,022,798)	(2,754,945)
Total shareholder's equity	7,250,480	7,228,333
Total liabilities and shareholder's equity	$ 7,493,058	$ 7,563,863

See accompanying notes to financial statements

1.   THE COMPANY

Monroe Financial Partners, Inc. (Company) is a securities broker/dealer engaged in the purchase and sale of securities, which executes transactions and introduces them to a Clearing Broker, National Financial Services LLC, on a fully disclosed basis. The Company is a wholly owned subsidiary of Monroe Securities Holdings, Inc.

On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. In addition, multiple jurisdictions in the United States of America have declared states of emergency. It is anticipated that the impact of COVID-19 will continue for some time. The extent of the future impact on the Company's operational and financial performance is not known as of the date of the report of independent registered public accounting firm.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Receivable from Clearing Broker - The Company has a receivable that arose from trading activity with its Clearing Broker. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to its receivable and, as such, an allowance for doubtful accounts has not been established.

Securities in Firm Account - Securities in firm account are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) regarding fair value measurements and disclosures. The majority of securities in firm account are comprised of stock in banks and bank holding companies that are transacted in thinly traded markets. The firm also has long positions (in aggregate) in various preferred stocks issued by utilities that are transacted in thinly traded markets.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts.

Restricted Deposit with Clearing Broker - Restricted deposit represents the minimum cash balance required to be maintained in a restricted collateral account pursuant to an agreement between the Company and its Clearing Broker.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Goodwill - Goodwill represents the excess of cost over the fair value of net assets acquired at the date of acquisition. In accordance with the ASC regarding goodwill and other intangible assets, goodwill is not amortized, but is evaluated for impairment. The Company performs a qualitative assessment on an annual basis, and between annual tests if a triggering event occurs or circumstances change, to determine, whether it was more likely than not, that the fair value of its goodwill exceeds the carrying value. As of December 31, 2021, and 2020, the Company determined that it was more likely than not that the fair value of its goodwill exceeds the carrying value and no impairment was recorded. None of the amount allocated to goodwill will be amortized for tax purposes.

Income Taxes - The Company has elected to be taxed as a Qualified Subchapter S Subsidiary with its parent, Monroe Securities Holdings, Inc. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. The Company's income will be reported with its parent and then taxed on the individual income tax returns of the shareholders of Monroe Securities Holdings, Inc.

In accordance with the provisions of the ASC pertaining to accounting for uncertainty in income taxes, the Company evaluates tax positions taken for potential uncertainties. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Credit risk with respect to its receivable from Clearing Broker is minimized as certain losses are insured by SIPC and excess SIPC coverage. Securities are exposed to various risks, such as interest rate, market and credit risks. The credit risk is minimized as the securities are insured against certain losses by SIPC and excess SIPC coverage. Due to the level of risk associated with certain securities, it is at least reasonably possible that changes in the values of securities will occur in the near term and such changes could materially affect the amounts reported in these financial statements.

3.   FAIR VALUE MEASUREMENT

The Company accounts for its securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, the use of financial models, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Securities that are listed on a national securities exchange are valued at their last sales price as of the last business day of the period. Long securities traded in the over-the-counter markets are generally valued at the published closing bid price. Short securities traded in the over-the-counter markets are generally valued at the published closing offer price.

For securities where there is no readily ascertainable fair value, reference is made to public market, private transactions or valuations for the securities, as well as for similar securities of comparable companies or assets in the relevant asset class when such amounts are available. If such amounts are not available, metrics that are widely used in the banking industry are applied and often include multiples of book value and multiples of earnings. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

3.   FAIR VALUE MEASUREMENT, Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

	Level 1	Level 2	Level 3	Total
Assets:				
Common stock				
Banks, thrifts and financial services	$ 792,755	$ 641,564	$ 63,532	$1,497,851
Other	30,287	162,540	-	192,827
Total common stock	823,042	804,104	63,532	1,690,678
Preferred stock				
Banks, thrifts and financial services	9,310	44,841	-	54,151
Utilities	51,098	23,973	11,653	86,724
Other	-	8,409	-	8,409
Total preferred stock	60,408	77,223	11,653	149,284
Preferred trust				
Banks, thrifts and financial services	-	639	2,650	3,289
Unit trust				
Real estate	52,531	6,265	-	58,796
Total assets	$ 935,981	$ 888,231	$ 77,835	$1,902,047
Liabilities:				
Common stock				
Banks, thrifts and financial services	$ 5,603	$ -	$ -	$ 5,603
Other	97	-	-	97
Total common stock	$ 5,700	$ -	$ -	$ 5,700

The following table presents a reconciliation of activity for the Level 3 securities for 2021.

	Common Stock	Preferred Stock	Preferred Trust	Total
Balance, beginning of year	$ -	$ 4,700	$ 2,650	$ 7,350
Transfers into level 3	63,532	7,000	-	70,532
Dispositions	-	-	-	-
Realized gain (loss) on disposition	-	-	-	-
Net unrealized gain (loss) on securities	-	(47)	-	(47)
Balance, end of year	$ 63,532	$ 11,653	$ 2,650	$ 77,835

The total unrealized appreciation attributable to Level 3 securities still held at December 31, 2021 is $799 for preferred stock. The total unrealized depreciation attributable to Level 3 securities still held at December 31, 2021 is $1,464 for common stock and $2,270 for preferred trust.

3.   FAIR VALUE MEASUREMENT, Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

	Level 1	Level 2	Level 3	Total
Assets:				
Common stock				
Banks, thrifts and financial services	$1,076,679	$ 615,074	$ -	$1,691,753
Other	16,386	70,235	-	86,621
Total common stock	1,093,065	685,309	-	1,778,374
Preferred stock				
Utilities	28,231	53,344	4,700	86,275
Other	855	14,540	-	15,395
Total preferred stock	29,086	67,884	4,700	101,670
Preferred trust				
Banks, thrifts and financial services	1,650	-	2,650	4,300
Unit trust				
Real estate	1,975	-	-	1,975
Total assets	$1,125,776	$ 753,193	$ 7,350	$1,886,319
Liabilities:				
Common stock				
Banks, thrifts and financial services	$ 2,117	$ 1,928	$ -	$ 4,045
Other	1,741	15,750	-	17,491
Total common stock	$ 3,858	$ 17,678	$ -	$ 21,536

The following table presents a reconciliation of activity for the Level 3 securities for 2020.

	Common Stock	Preferred Stock	Preferred Trust	Total
Balance, beginning of year	$ -	$ 4,418	$ 3,409	$ 7,827
Transfers into level 3	-	-	-	-
Dispositions	-	-	(820)	(820)
Realized gain (loss) on disposition	-	-	50	50
Net unrealized gain (loss) on securities	-	282	11	293
Balance, end of year	$ -	$ 4,700	$ 2,650	$ 7,350

The total unrealized appreciation attributable to Level 3 securities still held at December 31, 2020 is $846 for preferred stock. The total unrealized depreciation attributable to Level 3 securities still held at December 31, 2020 is $2,270 for preferred trust.

The Company assesses the levels of the securities at each measurement date and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

4.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2021	2020
Computer equipment, furniture and fixtures	$ 272,023	$ 272,023
Leasehold improvements	207,928	207,928
	479,951	479,951
Less: Accumulated depreciation	464,259	432,969
Property and equipment, net	$ 15,692	$ 46,982

5.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,362,765, which was $362,765 in excess of its required net capital of $1,000,000, and a ratio of aggregate indebtedness to net capital of .1016 to 1.

6.   EMPLOYEE BENEFITS

The Company maintains a SIMPLE-IRA Plan for its employees. Employees may defer a percentage of their compensation up to certain IRS limits. The Company's contribution to the plan is up to 3% of each participant's compensation.

7.   RELATED PARTY TRANSACTIONS

The general partner and investment advisor of Siena Capital Partners I, LP (SCPI) and Siena Capital Partners Accredited, LP (SCPA) is Siena Capital Partners GP, LLC (SCPGP). SCPGP is owned by a majority of the shareholders of Monroe Securities Holdings, Inc. (MSHI), the parent company of Monroe Financial Partners, Inc. SCPI and SCPA utilize Monroe Financial Partners, Inc. as a broker/dealer.

Monroe Financial Partners, Inc. also provides administrative services to SCPGP.

The Company pays certain expenses of QwickRate, LLC (QR), another wholly owned subsidiary of MSHI. Amounts due from QR are included in other assets and totaled $24,377 and $11,486 as of December 31, 2021 and 2020, respectively.

The Company also pays certain expenses of MSHI. Amounts due from MSHI are included in other assets and totaled $13,675 and $-0- as of December 31, 2021 and 2020, respectively.

Monroe Financial Partners, Inc. may occasionally execute a trade for an employee. Amounts earned from these trades are considered immaterial.

8.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the fair values of the related securities as of the date of the financial statements and will incur a loss if the fair value of the securities increases subsequent to the date of the financial statements.

9.   OPERATING LEASE

The Company's lease portfolio consists of one operating lease agreement for its office space in Chicago, Illinois. The original lease agreement expired on December 31, 2021, but was amended during 2021 and now expires on January 31, 2023. The amended lease agreement included a rent abatement of one month.

The operating lease right-of-use asset, net consists of the following at December 31:

	2021	2020
Operating lease right-of-use asset	$ 98,356	$ 192,346
Less: Accumulated amortization	-	123,638
Operating lease right-of-use asset, net	$ 98,356	$ 68,708

Future lease payments are as follows:

2022	$ 95,289
2023	8,663
Total future lease payments	103,952
Less: Imputed interest	5,596
Total operating lease liability	$ 98,356

As of December 31, 2021, the weighted average remaining lease term in years is 1.08 and the weighted average discount rate is 5.25%.

The Company is also required to make additional rental payments equal to their share of the common area and property tax costs on a monthly basis. As of January 1, 2022, the additional monthly rental payment totaled $9,105 and the letter of credit security deposit requirement was $25,000.

10.   CONTINGENCY

The common stock of the Company has been pledged as security in connection with a bank loan to Monroe Securities Holdings, Inc., the parent company of Monroe Financial Partners, Inc.

11.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.